Exhibit 99.1

RED FOOTBALL LIMITED

Third Quarter and Year to Date Results

Fiscal Year Ended 30 June 2014

Bond Group Parent: Red Football Limited

Bond Issuer: MU Finance plc

22 May 2014

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial statements of Red Football Limited as at and for the three and nine months ended 31 March 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as adopted by the European Union, International Financial Reporting Interpretations Committee (“IFRIC”) interpretations, and the Companies Act 2006.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
	2014 £’000	2013 £’000	2014 £’000	2013 £’000
Commercial revenue	42,833	35,978	144,986	114,522
Broadcasting revenue	35,608	21,758	101,861	74,988
Matchday revenue	37,054	33,985	90,096	88,583
Group revenue	115,495	91,721	336,943	278,093

Employee benefit expenses	(53,333)	(44,823)	(157,832)	(129,309)
Other operating expenses	(22,052)	(21,816)	(65,152)	(57,179)
Operating profit before depreciation, amortization of, and profit on disposal of, players’ registrations, and exceptional items (“adjusted EBITDA”)	40,110	25,082	113,959	91,605
Depreciation	(2,206)	(1,974)	(6,274)	(5,743)
Amortization of players’ registrations	(13,841)	(10,389)	(39,163)	(30,872)
Exceptional items	—	—	(293)	—
Operating profit before profit on disposal of players’ registrations	24,063	12,719	68,229	54,990
Profit on disposal of players’ registrations	2,361	2,520	4,203	8,025
Operating profit	26,424	15,239	72,432	63,015
Net interest payable on loans, deferred element of terminated interest rate swap and unwinding of discount factors	(601)	(526)	(1,884)	(2,009)
Interest payable on secured term loan and senior secured notes	(5,008)	(7,770)	(14,580)	(24,511)
Amortization of issue discount and debt issue/finance costs	(765)	(538)	(1,392)	(4,105)
Premium on repurchase of senior secured notes	—	—	—	(5,244)
Foreign exchange gains/(losses) on US dollar bank accounts	—	3,108	(2,696)	1,528
Foreign exchange gains/(losses) on US dollar secured term loan and senior secured notes	—	(12,655)	—	(3,846)
Fair value movement on derivative financial instruments	(90)	57	(1,640)	114
Hedge ineffectiveness on cash flow hedges	543	—	791	—
Net finance costs	(5,921)	(18,324)	(21,401)	(38,073)
Profit/(loss) before tax	20,503	(3,085)	51,031	24,942
Tax expense	(13,726)	(9,399)	(24,485)	(19,162)
Profit/(loss) for the period	6,777	(12,484)	26,546	5,780

Attributable to:
Owners of the parent	6,777	(12,484)	26,546	5,611
Non-controlling interests	—	—	—	169
	6,777	(12,484)	26,546	5,780

INTERIM CONSOLIDATED BALANCE SHEET - UNAUDITED

		At 31 March
	Note	2014 £’000	2013 £’000
ASSETS
Non-current assets
Property, plant and equipment		255,332	252,888
Investment property		13,700	14,111
Goodwill		421,453	421,453
Players’ registrations		161,769	126,457
Derivative financial instruments		791	—
Trade and other receivables	1	141	2,500
		853,186	817,409
Current assets
Derivative financial instruments		317	546
Trade and other receivables	1	690,955	670,271
Current tax receivable		—	2,500
Cash and cash equivalents		34,131	35,977
		725,403	709,294
Total assets		1,578,589	1,526,703

EQUITY AND LIABILITIES
Equity
Share capital		—	—
Capital contribution reserve		474,203	474,837
Hedging reserve		25,656	398
Retained earnings		435,121	418,318
Equity attributable to owners of the parent		934,980	893,553
Non-current liabilities
Derivative financial instruments		1,919	1,571
Trade and other payables	2	27,941	21,384
Borrowings		339,679	362,102
Deferred revenue		14,440	17,980
Provisions		—	1,092
Deferred tax liabilities		29,140	22,416
		413,119	426,545
Current liabilities
Derivative financial instruments		1,072	154
Current tax liabilities		2,786	1,128
Trade and other payables	2	126,700	104,439
Borrowings		11,991	5,487
Deferred revenue		87,941	94,936
Provisions		—	461
		230,490	206,605
Total equity and liabilities		1,578,589	1,526,703

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS — UNAUDITED

	Three months ended 31 March		Nine months ended 31 March
	2014	2013	2014	2013
	£’000	£’000	£’000	£’000
Cash flows from operating activities
Profit/(loss) before tax	20,503	(3,085)	51,031	24,942
Depreciation charges	2,206	1,974	6,274	5,743
Impairment charges	—	—	293	—
Amortization of players’ registrations	13,841	10,389	39,163	30,872
Profit on disposal of players’ registrations	(2,361)	(2,520)	(4,203)	(8,025)
Net finance costs	5,921	18,324	21,401	38,073
Profit on disposal of property, plant and equipment	—	—	(43)	—
Exchange losses on operating activities	97	—	464	—
Fair value losses/(gains) on derivative financial instruments	(58)	224	(184)	215
Reclassified from hedging reserve	(260)	—	(778)	—
(Increase)/decrease in trade and other receivables	(7,217)	(12,833)	(10,617)	(952)
Decrease in trade and other payables and deferred revenue	(36,598)	(17,581)	(69,999)	(33,877)
Decrease in provisions	—	(58)	(1,475)	(294)
Cash (used in)/generated from operations	(3,926)	(5,166)	31,327	56,697
Debt finance costs relating to borrowings	—	—	(123)	—
Interest paid	(8,830)	(18,963)	(22,794)	(46,897)
Interest received	36	285	143	442
Tax refund/(paid)	175	—	(1,071)	600
Net cash (used in)/generated from operating activities	(12,545)	(23,844)	7,482	10,842
Cash flows from investing activities
Purchases of property, plant and equipment	(1,679)	(1,311)	(8,557)	(10,649)
Proceeds from sale of property, plant and equipment	—	—	50	—
Purchases of players’ registrations	(24,815)	(3,009)	(62,102)	(41,267)
Proceeds from sale of players’ registrations	1,500	1,606	8,556	7,969
Net cash used in investing activities	(24,994)	(2,714)	(62,053)	(43,947)
Cash flows from financing activities
Capital contribution	—	—	—	68,404
Acquisition of additional interest in subsidiary	—	(2,664)	—	(2,664)
Repayment of borrowings	(97)	(4,534)	(284)	(67,330)
Loan to parent undertaking	(42)	—	(634)	(1,459)
Net cash used in financing activities	(139)	(7,198)	(918)	(3,049)
Net decrease in cash and cash equivalents	(37,678)	(33,756)	(55,489)	(36,154)
Cash and cash equivalents at beginning of period	71,930	66,625	94,200	70,603
Exchange (losses)/gains on cash and cash equivalents	(121)	3,108	(4,580)	1,528
Cash and cash equivalents at end of period	34,131	35,977	34,131	35,977

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Trade and other receivables

	At 31 March
	2014 £’000	2013 £’000
Net trade receivables	33,049	35,256
Receivables owed by group undertakings	613,941	595,974
Other receivables	662	48
Accrued income	35,364	29,752
	683,016	661,030
Prepayments	8,080	11,741
	691,096	672,771
Less: non-current portion:
Trade receivables	141	2,500
Non-current trade and other receivables	141	2,500
Current trade and other receivables	690,955	670,271

2. Trade and other payables

	At 31 March
	2014 £’000	2013 £’000
Trade payables	54,300	42,065
Payables owed to group undertakings	50,303	27,891
Other payables	14,242	18,690
Accrued expenses	27,544	26,523
	146,389	115,169
Social security and other taxes	8,252	10,654
	154,641	125,823
Less: non-current portion:
Trade payables	20,130	7,995
Other payables	7,811	13,389
Non-current trade and other payables	27,941	21,384
Current trade and other payables	126,700	104,439